UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40101

BRIACELL THERAPEUTICS CORP.

(Translation of registrant’s name into English)

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Number	Description
99.1	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular, dated December 20, 2021
99.2	Form of Proxy for Annual General and Special Meeting to be held on January 18, 2022
99.3	Voting Instruction Form for Annual General and Special Meeting to be held on January 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BriaCell Therapeutics Corp.

Date: January 4, 2022	By:	/s/ William V. Williams
	Name:	William V. Williams
	Title:	Chief Executive Officer